[LETTERHEAD OF NORTHEAST COMMUNITY BANCORP, INC.]

July 22, 2013

VIA EDGAR

Mr. Marc Thomas

Reviewing Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Northeast Community Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 12, 2013 Responses dated May 17, 2013 and May 24, 2013 File No. 000-51852

Dear Mr. Thomas:

Below please find the responses of Northeast Community Bancorp, Inc. (the “Company”) to comments received by letter dated July 8, 2013. To aid in your review, we have repeated the comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012 and 2011

Noninterest Expense, page 43

Comment No. 1:

We have reviewed your response to prior comment number one in our letter dated May 3, 2013. In regard to the goodwill impairment recorded for Hayden Wealth Management during the fiscal year ended December 31, 2012, please provide us with the management prepared goodwill impairment analysis for both Step 1 and Step 2 under ASC 350-20-35. In your response you should also address the following:

Atlanta Augusta Charlotte Denver los angeles New York Raleigh San Diego San Francisco

Seattle SHANGHAI Silicon Valley Stockholm Tokyo Walnut Creek Washington Winston-Salem

Mr. Marc Thomas July 22, 2013 Page 2

•	address how the methods and key assumptions were determined and then utilized to assess for goodwill impairment under each of the different methods evaluated in both the initial and subsequently prepared goodwill impairment analysis;

•	address the underlying reasons for the differences in fair value resulting from each of the methods considered and how the amount of the initial goodwill impairment amount recorded during fiscal 2012 was determined;

•	address how the subsequently determined fair value impairment of the identified customer intangible asset impacted the initial goodwill impairment analysis prepared and how the additional amount of goodwill impairment was determined; and

•	address whether there was a subsequent impairment recorded in regard to the identified customer relationship intangible asset.

Response to Comment No. 1:

Step 1 of the goodwill impairment test under ASC 350-20-35 requires the comparison of the fair value of the reporting unit with its carrying amount, including goodwill. We engaged a third party, FinPro, Inc., to prepare a valuation of Hayden Wealth Management (“Hayden”) as of December 31, 2012 to meet the requirements of Step 1. FinPro, Inc. is an investment management and consulting firm specializing in providing advisory services to the financial institutions, including valuation services. We then reviewed the assets and liabilities attributed to Hayden to determine the carrying amount. In doing this we originally concluded that the goodwill of $1,310,000 was the only significant asset or liability of Hayden at December 31, 2012. As such, we did not prepare a formal schedule of the carrying amount of Hayden. Factors we considered in our review included: Hayden operates from a leased office and has no significant property or equipment; generally, there are no receivables arising from their activity due to the nature of their business; and expenses are primarily personnel in nature and there were no significant accruals at December 31, 2012 related to personnel or other operating costs. Since our original review indicated that goodwill was the only asset of the reporting unit, our Step 1 comparison was limited to comparing the fair value per FinPro’s valuation to the carrying amount of goodwill. As discussed later in this response, we subsequently realized we had overlooked a customer intangible related to Hayden in determining the carrying amount of Hayden. However, since the fair value of Hayden as determined by the FinPro valuation was less than the carrying amount of the goodwill, it had no effect on the Step 1 conclusion that the goodwill was impaired.

In determining the fair value of Hayden under Step 1, we considered the following valuation techniques:

•	A market value approach based upon the acquisition multiples of asset management firms that were acquired in 2011 and 2012. The average and median multiples were applied to Hayden’s financial data. The implied value on a price to revenue basis was $1.087 million using the median multiple for all deals. Based upon the median price to assets under management multiple, the implied value for Hayden was $1.328 million.

Mr. Marc Thomas July 22, 2013 Page 3

•	A discounted cash flow approach. The key assumptions were based on historical performance and considered structural changes to Hayden going forward. The key assumptions were as follows: growth of assets under management, the average revenue per assets under management, operating expenses and the growth of operating expenses, taxes, the discount rate and the terminal value. The discounted cash flow approach resulted in a value of $1.083 million.

•	The range of values for Hayden was $1.083 million to $1.328 million. The selected value was $1.083 million using the discounted cash flow approach. This value was consistent with the implied value using the price to revenue approach in the market value method. The highest value used the price to assets under management approach in the market value method. The price to assets under management multiple does not capture the expected revenue from the assets under management. Therefore, we believe the discounted cash flow value best captured the expected value of Hayden.

Step 2 of the goodwill impairment test requires a comparison of the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. We assigned the fair value of $1.083 million as determined above to the assets and liabilities of Hayden. As noted above, we had originally identified the existing goodwill related to Hayden as the only significant asset or liability when determining the carrying amount of Hayden. Since there were no other significant assets or liabilities identified (other than goodwill), we attributed 100% of the fair value of $1.083 million to the implied goodwill. This resulted in the recognition of an impairment of $227,000 ($1,310,000-$1,083,000). This impairment was recognized in the fourth quarter of 2012.

In preparing our response to the SEC letter dated May 3, 2012, we reviewed our methodology relating to the goodwill impairment. It was at this time that we realized we had failed to consider the existing customer intangible related to Hayden in our determination of the carrying amount of Hayden under both Steps 1 and 2 of the impairment test. We identified no other intangibles related to Hayden besides the existing customer intangible. As noted above, our initial Step 1 comparison had indicated the goodwill was impaired so the inclusion of the customer intangible did not affect this conclusion. We immediately engaged FinPro to perform a valuation to determine the fair value of this intangible and allow us to properly complete Step 2. The results of the valuation indicated a fair value of $334,000 for the customer intangible. After assigning this amount to the customer intangible under Step 2, this resulted in an implied goodwill value of $749,000 ($1,083,000 - $334,000). We have recognized an impairment charge of $334,000 in our second quarter 2013 results for this additional goodwill impairment. The total impairment recognized at June 30, 2013 is $561,000.

Mr. Marc Thomas July 22, 2013 Page 4

The carrying amount of the customer intangible was $406,000 at December 31, 2012. The fair value as determined above was $334,000 or a difference of $72,000. We have not recognized this impairment as we consider it immaterial to our financial statements taken as a whole.

Comment No. 2:

Please address the circumstances under which the company determined that the goodwill impairment analysis for the period ended December 31, 2012 was incomplete requiring an additional impairment of $334,000 related to the identified intangible asset.

Response to Comment No. 2:

As noted above, we inadvertently overlooked the customer intangible when determining the carrying amount of Hayden in the step 1 analysis and carried that oversight over to Step 2 when assigning the fair value of Hayden to its assets and liabilities. We immediately took steps to correct this oversight by engaging FinPro to value the customer intangible. The fair value of the customer intangible was estimated at $334,000 resulting in an implied goodwill for Hayden of $749,000. Since we had previously recognized $227,000 of impairment from our initial impairment analysis, this resulted in an additional $334,000 of goodwill impairment. As noted above, we have not recognized any impairment of the customer intangible as we believe the difference between the fair value and carrying amount is not material.

Comment No. 3:

As a result of the subsequently determined goodwill impairment, please provide us with your materiality analysis for the period ended December 31, 2012.

Response to Comment No. 3:

In considering the materiality of the additional $334,000 of goodwill impairment plus the $72,000 of potential customer intangible impairment, we considered both qualitative and quantitative factors. Quantitative factors considered include the following:

•	The after tax effect of the impairment is $240,000 based on a combined federal and state tax rate of 40% ($334,000 plus $72,000 x 60%).

•	The additional impairment would increase our 2012 net loss of $2,514,000 by $240,000 or 9.5%.

•	The $240,000 represents .2% of our total stockholders’ equity of $103,849,000 at December 31, 2012.

Mr. Marc Thomas July 22, 2013 Page 5

•	Loss per share for 2012 would increase from ($.20) per share to ($.22) per share.

•	The additional impairment would have a negligible effect on our capital ratios

Qualitative factors considered include the following:

•	The determination of fair value for Hayden and the customer intangible involves significant estimates and there is a higher degree of imprecision inherent in estimates.

•	The additional impairment would have a negligible effect on regulatory capital

•	The additional impairment would have no effect on management compensation

•	The insignificance of Hayden to the Company’s overall business operations

•	The additional impairment would not result in a change in earnings from income to a loss

Based on our consideration of these factors, we believe the effect of the additional impairment is not material to our 2012 financial statements taken as a whole.

Comment No. 4:

Please file on EDGAR both the company’s summary of the goodwill impairment analysis for the period ending December 31, 2012, and the impairment analysis prepared for the identified intangible asset which was provided supplementally to the staff in response to prior comment one in our letter dated May 3, 2013.

Response to Comment No. 4:

Both documents are filed herewith.

* * * * *

Mr. Marc Thomas July 22, 2013 Page 6

If you have any questions about our responses or require any additional information, please do not hesitate to call Sean P. Kehoe at (202) 508-5881.

Very truly yours,

/s/ Salvatore Randazzo

Salvatore Randazzo

Enclosures

cc:	Chris Harley, Securities and Exchange Commission
Kenneth A. Martinek, Northeast Community Bancorp, Inc.
Christina M. Gattuso, Kilpatrick Townsend & Stockton LLP
Sean P. Kehoe, Kilpatrick Townsend & Stockton LLP

NorthEast Community Bancorp, Inc. Goodwill Impairment Analysis January 15, 201320 Church Street Liberty Corner, NJ 07938 P: (908) 604-9336 F: (908) 604-5951 finpro@finpronj.com www.finpronj.com

Executive summary . . .

- FinPro is pleased to present this intangible impairment analysis for Northeast Community Bancorp, Inc. (the "Company"). All of the Company's goodwill is attributable to the acquisition of Hayden Wealth Management Group ("Hayden"). As such, the analysis will focus on Hayden. FinPro analyzed the Hayden's investment value, and compared that value to the Company's level of goodwill. To provide the most updated analysis FinPro used Hayden's financial data through December 31, 2012 and market data as of January 15, 2013.
- FinPro's analysis represents FinPro's independent judgment. FinPro has not been unduly influenced by the Company, personnel of the Company or any other agent connected with the Company.
- FinPro is a New Jersey corporation, founded in 1987. FinPro is engaged in the business of strategic planning, mergers / acquisitions, corporate appraisals and general consulting for financial institutions. FinPro has provided expert witness reports for litigation regarding corporate stock appraisals of financial institutions.

FinPro
Building value together
1

Executive summary . During the course of our investigation we have carefully reviewed the Company’s internal financial statement for Hayden since the fiscal year ended December 31, 2008, and have discussed the Hayden’s financial condition and operating results with management. In preparing our analysis, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Company, SNL Financial and other sources FinPro deems reliable. We did not independently verify the financial statements or the other information provided by the Company, nor did we independently value any of the Company’s assets or liabilities. The appraised investment value indicated that carrying value exceeds fair value.The appraised acquisition market value provides the same conclusion. FinPro placed more weight on the investment value approach.

Executive summary . .The investment value approach results in a value of $1.08 million which is below the carrying value of $1.31 million. Based upon our analysis, it is FinPro’s opinion that as of January 15, 2013, the Hayden’s goodwill is impaired by $227 thousand. The full intangible impairment analysis is presented in the following pages.Very Truly Yours, /S/ Dennis E. Gibney, CFA Managing Director FinPro, Inc.

Hayden Financial Performance

Consolidated Income Statement for Hayden Investment . . .            Income State me nt 12 Months 12 Months 12 Months 12 Months 12 Months   12/31/2012 12/31/2011 12/31/2010 12/31/2009 12/31/2008   Total Income   $ 876,891 $   894,227 $   768,704 $   713,078 $   877,672

Ope rating Expe ns e s   Total Compensation Expense 661,883 572,450 565,493 631,998 542,559   Total Occupation Expense 110,646 111,209 91,347 98,021 91,332   Total Other Expense 178,045 146,433 136,937 221,737 226,641   Total Expe nse 950,575 830,092 793,777 951,756 860,532   Ne t Ope rating Inc. (Loss) be fore Taxe s $ (73,684) $ 64,135 $ (25,073) $ (238,677) $ 17,140Total Asse ts Unde r Manage me nt $ 78,588,165 $ 80,373,464 $ 78,112,193  Hayden assets under management (“AUM”) decreased modestly from $80.4 million at December 31, 2011 to $78.6 million at December 31, 2012.

Industry Performance

To establish baseline financial and valuation multiples FinPro considered the financial trends and valuation of the following public companies . . .

Institution Name SNL Institution Key Ticker Exchange Industry Year Established   State Affiliated Managers Group, Inc. 113618 AMG NYSE Asset Manager 1993 MA   AllianceBernstein Holding L.P. 102716 AB NYSE Asset Manager 1971 NY   Apollo Global Management, LLC 4204256 APO NYSE Asset Manager 1990 NY   Artio Global Investors Inc. 4199684 ART NYSE Asset Manager 1962 NY   BlackRock, Inc. 4048287 BLK NYSE Asset Manager 1988 NY   Blackstone Group L.P. 4157397 BX NYSE Asset Manager 2007 NY   Calamos Asset Management, Inc. 111122 CLMS NASDAQ Asset Manager 1977 IL   Carlyle Group L.P. 4298459 CG NASDAQ Asset Manager 2011 DC   Cohen & Steers, Inc. 4092178 CNS NYSE Asset Manager 1986 NY   Diamond Hill Investment Group, Inc. 112960 DHIL NASDAQ Asset Manager 1977 OH   Eaton Vance Corp. 102724 EV NYSE Asset Manager 1981 MA   Epoch Holding Corporation 4122942 EPHC NASDAQ Asset Manager 2004 NY   Federated Investors, Inc. 110641 FII NYSE Asset Manager 1955 PA   Financial Engines, Inc. 4215659 FNGN NASDAQ Asset Manager 1996 CA   Fortress Investment Group LLC 4147324 FIG NYSE Asset Manager 1998 NY   Franklin Resources, Inc. 102719 BEN NYSE Asset Manager 1969 CA   GAMCO Investors, Inc. 4018163 GBL NYSE Asset Manager 1977 NY   Hennessy Advisors, Inc. 4072318 HNNA Pink Asset Manager 1989 CA   Invesco Ltd. 103661 IVZ NYSE Asset Manager 1997 GA   Janus Capital Group Inc. 4050265 JNS NYSE Asset Manager 1998 CO   KKR & Co. L.P. 4165107 KKR NYSE Asset Manager 1976 NY   Legg Mason, Inc. 102761 LM NYSE Asset Manager 1899 MD   Manning & Napier, Inc. 4293605 MN NYSE Asset Manager 2011 NY   Oaktree Capital Group, LLC 4288309 OAK NYSE Asset Manager 2007 CA   Och-Ziff Capital Management Group LLC 4164909 OZM NYSE Asset Manager 1994 NY   Pzena Investment Management, Inc. 4162576 PZN NYSE Asset Manager 2007 NY   Resource America, Inc. 105416 REXI NASDAQ Asset Manager   PA   SEI Investments Company 102729 SEIC NASDAQ Asset Manager 1968 PA   T. Rowe Price Group, Inc. 4055767 TROW NASDAQ Asset Manager 1937 MD   U.S. Global Investors, Inc. 102734 GROW NASDAQ Asset Manager 1968 TX   Value Line, Inc. 4023536 VALU NASDAQ Asset Manager 1931 NY   Virtus Investment Partners, Inc. 102723 VRTS NASDAQ Asset Manager 1995 CT   Waddell & Reed Financial, Inc. 109795 WDR NYSE Asset Manager 1937 KS   Westwood Holdings Group, Inc. 4073889 WHG NYSE Asset Manager 1983 TX   WisdomTree Investments, Inc. 4146047 WETF NASDAQ Asset Manager 1985 NY

It should be noted that these companies are almost all liquidly traded and substantially larger than the subject company.   Additionally, these companies have more diverse product offerings and lines of business.

With the exception of 2008, the year of the financial crisis, the median annual growth of assets under management was approximately 20%. AUM growth is only 1.96% for 2011, but increased to 13.64% YTD . . .

  The median management fees as a % of assets under management has trended modestly downward . . .

 Median return on AUM figures collapsed in 2008 during the financial crisis. Returns have improved since that point, but remain below the 2007 level .

Current median pricing levels are below historical levels at 16.66x LTM EPS .

 Current median price to EBITDA levels are also below historical valuation levels (with the exception of 2008) ..

Acquisition Multiples ofAsset Managers

The following table sets forth the acquisition multiples for all asset management companies since January 1, 2011.   Unfortunately, the data points are very limited as many of the targets were private companies . . .               SNLTable   Buyer Name/ Target Name      Announce Date Target State      Deal Value Announcement   Deal Value/ Revenue (x) Announcement   Deal Value/ Earnings (x) Announcement   Deal Value/ Assets Managed (%) Announcement      IBERIABANK Corporation/ Bank of Florida Trust Company      2/21/2011 FL      1.4      0.78      NM      0.30   Calamos Family Partners, Inc./ Black Capital, LLC   8/23/2012 NY   6.8   NA   NA   52.20   Canandaigua National Corporation/ WBI OBS Financial LLC   11/14/2011 OH   8.0   NA   NA   1.23   Bryn Mawr Bank Corporation/ Davidson Trust Company   2/3/2012 PA   10.5   NA   NA   1.05   Evercore Partners Inc./ Mt. Eden Investment Advisors, LLC   10/29/2012 CA   11.1   NA   NA   1.72   AXA/ Pyrander Capital Management, LLC   4/5/2011 NY   14.3   NA   NA   NA   Bank of New York Mellon Corporation/ Wealth Management Business of Talon Asset Management   4/28/2011   16.0   NA   NA   2.00   Arthur J. Gallagher & Co./ Independent Fiduciary Services, Inc.   5/31/2011 DC   18.5   NA   NA   1.08   Bryn Mawr Bank Corporation/ Private Wealth Management Group   2/18/2011 PA   18.6   NA   NA   1.69   Huskies Acquisition LLC/ Investment Management Business   9/27/2012 NY   20.6   NA   NA   0.86   BMO Financial Group/ CTC Consulting, LLC   4/12/2012 OR   21.0   NA   NA   3.61   Envestnet, Inc./ FundQuest Incorporated   8/5/2011 MA   24.4   1.24   NM   NA   CVC Capital Partners SICAV-FIS S.A./ Apidos Capital Management, LLC   12/29/2011 NY   25.0   NA   NA   0.45   Hennessy Advisors, Inc./ FBR Fund Advisers Inc.   6/6/2012 VA   28.8   NA   NA   1.51   Apollo Global Management, LLC/ Gulf Stream Asset Management LLC   7/8/2011 NC   31.6   1.46   NM   NA   Charles Schwab Corporation/ ThomasPartners, Inc.   10/15/2012 MA   85.0   NA   NA   3.70   City National Corporation/ Acebes, D'Alessandro and Associates, LLC   4/25/2012 NY   100.0   NA   NA   NA   Euromoney Institutional Investor Plc/ Ned Davis Research Group   6/20/2011 FL   112.0   NA   NA   NA   Affiliated Managers Group, Inc./ Veritable, LP   3/20/2012 PA   116.8   NA   NA   1.05   First Republic Bank/ Luminous Capital Holdings, LLC   11/2/2012 CA   125.0   NA   NA   2.27   Franklin Resources, Inc./ K2 Advisors Holdings, LLC   9/19/2012 CT   182.9   NA   NA   2.85   Apollo Global Management, LLC/ Stone Tower Capital / Stone Tower Debt Advisors / Stone Tower   12/16/2011 NY   241.0   NA   NA   1.42   Ashmore Group Plc/ Emerging Markets Management, L.L.C.   2/24/2011 VA   244.5   NA   NA   3.74   Affiliated Managers Group, Inc./ Yacktman Asset Management Co.   4/18/2012 TX   376.0   NA   NA   2.24      Average   76.7   1.16   NA   4.47   Median   24.7   1.24   NA   1.69

Due to the limited data, FinPro placed less weight on this approach . . .    Deal Value/   Deal Value/   Deal Value/ Revenue (x)   Earnings (x)   Assets Managed (%)   Average   1.16   NA   4.47 Median   1.24   NA   1.69   Hayden Data   876,891   (66,958)   78,588,165   Average   $   1,017,193   NA   $   3,514,545 Median   $   1,087,345   NA   $   1,328,140   The implied value range is $1.1 million to $1.3 million using median multiples. The deal value to revenue multiple resulted in a range of $1.0 million to $1.1 million.

Investment Value

The investment value approach calculates the present value of projected streams of income or cash flows. In order to undertake this analysis, the following assumptions are needed . . .   Income or Cash Flows – FinPro built a five year financial projection. FinPro considered Hayden’s 2012 financials and input from management. However, FinPro made adjustments where appropriate The major assumptions are: AUM – assumed to grow to $89.4MM by 12/31/13 and annual growth of 5% going forward. The majority of 2013 growth is based upon a new hire who is expected to generate additional business. Hayden’s fee structure is above the industry median and therefore, growth was assumed to be lower. Investment Fees/AUM – Based upon historical experience and previous guidance from management FinPro assumed a rate of 0.92% which gradually grows overtime. Other revenue was reduced 50% due to the elimination of personnel, FinPro assumed that other revenue (insurance, private partnerships) would grow 7% annually in 2013-2017.

  Continued . . .   Operating expenses – Operating expense declines $114 thousand in 2013 as the layoff of two employees is offset by the hiring of another. Assumed 2.5% annual growth in operating expense in 2014-2017. Taxes – Assumed at 42% based upon guidance from management.  Time Horizon – FinPro used a five year time horizon.  Terminal Value – FinPro considered the acquisition multiples of asset managers since January 1, 2011 and chose a price which reasonably represents the multiples used to acquire asset managers. Discount Rate – FinPro used the investment company weighted average cost of equity capital as provided by Morningstar (14.11%) as of September 30, 2012.

  Financial projection . . .     ($000's)   2012   2013   2014   2015   2016   2017   Period End AUM   78,588   89,500   93,975   98,674   103,607   108,788 - Growth  13.9% 5.0% 5.0% 5.0% 5.0% Average AUM  84,044 91,738 96,324 101,141 106,198  Revenue / Avg. AUM   0.92%  0.93%  0.94%  0.95%  0.96%  Asset Management Revenue  $ 708  $ 773  $ 853  $ 905  $ 961  $ 1,019 Other Revenue  169 84 90 97 103 111   Total Revenue $ 877 $ 858 $ 944 $ 1,002 $ 1,064 $ 1,130  Expense: Fixed    951    837    858    879    901    924 - Growth  -12.0% 2.5% 2.5% 2.5% 2.5% Total Expense  837 858 879 901 924  Earnings Pre-tax   21  86  123  163  206 Taxes 42% 9 36 52 69 87     Net Income 12 50 71 95 120

  The investment value analysis results in a value of $1.08 million, which is below the existing goodwill of $1.31 million . . .           Terminal Value ($000's) 2013 2014 2015 2016 2017 2017

Net Income 12 50 71 95 120  Terminal Value $ 1,652   Terminal Value Pricing Multiples Cash Flow 12 50 71 95 120 1,652 1.5% Price to AUM 8.0 EBITA  Present Value 1 11 41 51 60 66 854 1.5 Revenue Total $ 1,083 13.8 Earnings   1. The discount rate used was 14.11%, which represents the small composite adjusted for size as published by Morningstar for September 30, 2012.

May 24, 2013

Mr. Salvador Randazzo
Chief Financial Officer
Northeast Community Bank
325 Hamilton Avenue
White Plains, NY 10601

Dear Sal,

Per our engagement, we have prepared a valuation of the customer intangible of Hayden Wealth Management as of December 31, 2012. This letter sets forth the results of the valuation.

Valuation Analysis

The value of acquired customer relationships is determined by such factors as the amount of AUM, management fees and the cost of servicing the customer relationships. The value of the CBI was calculated as the economic benefit that a provider of asset management services could expect to realize from the acquired customer relationships. We valued the portfolio as a whole, and applied a discounted earnings analysis to determine the present value of future earnings that a purchaser could expect to realize from the acquired customer relationship. As of December 31, 2012, Northeast Community Bank had existing asset management relationships with AUM of approximately $79 million.

Projected Assets Under Management. We projected on annual basis, the outstanding balance of AUM. This projection begins with the current balance of assets under management and, for each subsequent period in the analysis, is adjusted by: (a) an estimate of the growth in the value of the account assets, a function of investment earnings; (b) an estimate of distributions from the account; and (c) the number of asset management accounts outstanding, projected based on an estimate of the rate of closure of accounts (i.e., referred to as decay rate). The specific assumptions applied are described below.

a.	Account Asset Growth. A growth factor has been applied to estimate the average account balance based on the mix of invested assets prevailing in the portfolio as of December 31, 2012. The asset allocation of Northeast Community Bank’s AUM has consistently been largely invested in equity mutual funds. Accordingly, for the return rate projected for AUM, we assumed an investment income rate based upon the annualized return provided by the S&P 500 Index. We averaged the 3, 5, 10 and 20 year performance to provide the projected return.

b.	Number of Accounts. The number of accounts has been projected based on the number of accounts as of the Valuation Date. The account closure rate was estimated based on empirical data set for the last three years, which indicated an account closure/decay rate of approximately 12 accounts annually, or 4.10%, based on account closure activity during the three years ended December 31, 2012.

c.	Net Distributions: Customer net distributions were determined to be negligible based upon statistical information for the three years ended December 31, 2012.

20 Church Street ● P.O. Box 323 ● Liberty Corner, NJ 07938-0323 ● Tel: 908.604.9336 ● Fax: 908.604.5951
finpro@finpronj.com ● www.finpronj.com

Confidential

The result of the analysis is attached as an exhibit. The conclusion is a valuation of $334,180. Please contact me with any questions.

Sincerely,

Dennis E. Gibney Managing Director

2

		Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25	Dec-26	Dec-27	Dec-28	Dec-29	Dec-30	Dec-31	Dec-32
Year		—	1.0	2.0	3.0	4.0	5.0	6.0	7.0	8.0	9.0	10.0	11.0	12.0	13.0	14.0	15.0	16.0	17.0	18.0	19.0	20.0
Discount Period	Assumption		0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5	14.5	15.5	16.5	17.5	18.5	19.5

Customer Accounts Beginning		293	293	281	269	257	246	236	226	216	207	198	190	181	174	166	159	152	146	140	134	128
Decay (Avg 12 per year)	4.10%	—	12	12	12	11	11	10	10	9	9	8	8	8	7	7	7	7	6	6	6	5
Customer Accounts Ending		293	281	269	257	246	236	226	216	207	198	190	181	174	166	159	152	146	140	134	128	122

Average Balance / Customer			268,219	286,897	306,875	328,245	351,102	375,552	401,704	429,677	459,598	491,602	525,836	562,453	601,620	643,514	688,326	736,259	787,529	842,369	901,028	963,773
Growth (Avg of 3,5,10 and 20 yr. S&P)	6.96%		18,678	19,978	21,370	22,858	24,449	26,152	27,973	29,921	32,005	34,233	36,617	39,167	41,894	44,812	47,932	51,270	54,840	58,659	62,744	67,113
Net Distributions	0.00%		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ending Average Balance / Customer		268,219	286,897	306,875	328,245	351,102	375,552	401,704	429,677	459,598	491,602	525,836	562,453	601,620	643,514	688,326	736,259	787,529	842,369	901,028	963,773	1,030,886

Assets Under Management	81,828,114	78,588,165	80,617,978	82,549,399	84,520,203	86,537,744	88,603,430	90,718,423	92,883,903	95,101,073	97,371,167	99,695,450	102,075,214	104,511,783	107,006,515	109,560,796	112,176,049	114,853,729	117,595,326	120,402,366	123,276,411	126,219,061

Fee / Assets Under Management	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%
Fee Revenue		876,891	875,634	897,421	918,883	940,819	963,276	986,270	1,009,813	1,033,917	1,058,597	1,083,866	1,109,739	1,136,228	1,163,351	1,191,120	1,219,553	1,248,664	1,278,470	1,308,987	1,340,233	1,372,225

Compensation Expense	2.25%	542,010	408,010	417,190	426,577	436,175	445,989	456,024	466,284	476,776	487,503	498,472	509,688	521,156	532,882	544,872	557,131	569,667	582,484	595,590	608,991	622,693
Other Operating Expense	2.25%	408,564	417,757	427,157	436,768	446,595	456,643	466,918	477,424	488,166	499,149	510,380	521,864	533,606	545,612	557,888	570,441	583,275	596,399	609,818	623,539	637,569
Total Expense		950,575	825,767	844,347	863,345	882,770	902,633	922,942	943,708	964,941	986,653	1,008,852	1,031,551	1,054,761	1,078,493	1,102,760	1,127,572	1,152,942	1,178,883	1,205,408	1,232,530	1,260,262
		1.21%
Pre-tax Income		(73,684)	49,866	53,073	55,538	58,049	60,644	63,328	66,105	68,976	71,945	75,014	78,187	81,467	84,857	88,361	91,981	95,722	99,587	103,579	107,704	111,963
Taxes	42%	(30,947)	20,944	22,291	23,326	24,380	25,470	26,598	27,764	28,970	30,217	31,506	32,839	34,216	35,640	37,111	38,632	40,203	41,826	43,503	45,235	47,025
Net Income		(42,737)	28,923	30,783	32,212	33,668	35,173	36,730	38,341	40,006	41,728	43,508	45,349	47,251	49,217	51,249	53,349	55,519	57,760	60,076	62,468	64,939

Discount Factor	14.11%
Present Value of Periodic Cash Flow			27,075	25,253	23,158	21,212	19,420	17,772	16,258	14,866	13,589	12,416	11,341	10,356	9,453	8,626	7,869	7,177	6,543	5,964	5,435	4,951
Total Present Value	268,736
Tax Shield	65,444
Total Intangible Value	334,180

		Tax Shield
		Expense	26,874	26,874	26,874	26,874	26,874	26,874	26,874	26,874	26,874	26,874	26,874
		Tax Benefit	11,287	11,287	11,287	11,287	11,287	11,287	11,287	11,287	11,287	11,287	11,287
		PV	10,566	9,260	8,115	7,111	6,232	5,461	4,786	4,194	3,676	3,221	2,823

Hayden Wealth Management Group

		2010			2011			2012		3 Yr Avg.
Beginning Balance		74,262,840			78,112,193			80,373,464
New Accounts	3,340,367	4.50%	7	7,481,679	9.58%	16	2,829,543	3.52%	7
Closed Accounts	(5,438,496)	-7.32%	11	(5,835,504)	-7.47%	13	(9,444,554)	-11.75%	12	12
Deposits to Existing Accounts	3,711,115	5.00%		5,081,777	6.51%		3,765,595	4.69%
Disbursements from Existing Accounts	(4,401,426)	-5.93%		(3,567,980)	-4.57%		(4,597,801)	-5.72%

Net Distributions		-0.93%			1.94%			-1.04%		-0.01%

3Y	5Y	10Y	20Y	Avg.
10.87%	1.66%	7.10%	8.22%	6.96%